SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS: TSX-V: SEA                                FOR IMMEDIATE RELEASE
                 AMEX: SA                                       NOVEMBER 2, 2004

        SEABRIDGE GOLD DRILLING ADDS 300 METERS OF STRIKE TO FAT DEPOSIT
                       GOLD RESOURCES EXPECTED TO INCREASE

TORONTO, CANADA ... Positive assay results from 17 of 19 new diamond drill holes recently completed at Seabridge Gold's 100% owned Courageous Lake property in the Northwest Territories have confirmed that (1) the FAT deposit continues for at least an additional 300 meters to the south of the existing deposit and (2) there is significant potential within the existing deposit to convert non-interpolated zones into additional gold resources. Seabridge has commissioned Resource Modeling Inc. to update the resource model by incorporating the new drill results and restating gold resources under National Instrument 43-101 guidelines. The new resource model will then be used by Hatch to complete their Technical Assessment of the FAT deposit.

SOUTH EXTENSION OF FAT DEPOSIT

Earlier this summer Seabridge completed an 8 hole (CL-001 to CL-008), 3,000 meter core drilling program at Courageous Lake designed to test for new potential bulk mineable gold targets. Three holes from this initial program demonstrated that the FAT deposit could continue for at least an additional 300 meters to the south of the known deposit. In August, Seabridge commenced a second phase of drilling consisting of an additional 19 core holes totaling approximately 7,000 metres. Sixteen of the new holes were drilled on 50 meter centers and across strike to identify new gold resources within this 300 meter zone. Fifteen of these holes intersected gold grades and thicknesses similar to the existing FAT deposit. Results of these holes are as follows:

------------------------------------------------------------    ------------------------------------------------------------
       DRILL       FROM          TO    INTERVAL       GRADE         DRILL         FROM          TO    INTERVAL       GRADE
        HOLE   (METRES)    (METRES)    (METRES)    (G/T AU)          HOLE     (METRES)    (METRES)    (METRES)    (G/T AU)
------------------------------------------------------------    ------------------------------------------------------------
      CL-009      46.55       69.05       22.50        1.24        CL-014        38.47       41.47        3.00        1.46
                 171.78      174.78        3.00        4.49                      94.86      109.51       14.65        3.37
                 199.63      201.21        1.58        2.66                     200.93      204.44        3.51        2.26
                 220.79      222.29        1.50        2.05                     224.14      226.68        2.54        1.62
                 285.37      286.87        1.50        5.21                     346.88      348.38        1.50        1.46
                 321.74      324.74        3.00        1.10                     360.56      362.94        2.38        1.47
                 345.74      347.24        1.50        2.58     ------------------------------------------------------------
------------------------------------------------------------       CL-015       120.58      125.35        4.77        1.93
      CL-010     346.15      352.15        6.00        2.74                     133.63      141.13        7.50        2.46
                 358.15      364.15        6.00        2.72                     150.13      170.53       21.90        2.19
------------------------------------------------------------                    190.03      192.33        2.30        2.81
      CL-011      16.94       18.44        1.50        1.12     ------------------------------------------------------------
                 133.51      135.01        1.50        1.13        CL-016        95.86       96.66        0.80        3.34
                 150.05      154.55        4.50        3.81                     135.68      137.18        1.50        1.83
------------------------------------------------------------                    142.68      144.82        2.14        1.12
      CL-012      49.41       67.41       18.00        3.14                     284.81      292.30        7.49        3.81
                  95.91       99.25        3.34        3.06     ------------------------------------------------------------
------------------------------------------------------------       CL-017        48.24       51.24        3.00        1.65
      CL-013      41.32       42.82        1.50        1.13                      76.74       82.74        6.00        1.10
                  58.19       59.69        1.50        1.47     ------------------------------------------------------------
                 102.73      110.23        7.50        1.06
------------------------------------------------------------

       ==================================================================

           172 King Street East, 3rd Floor, Toronto, Ontario M5A 1J3
              Telephone: (416) 367-9292 Facsimile: (416) 367-2711

------------------------------------------------------------    ------------------------------------------------------------
       DRILL       FROM          TO    INTERVAL       GRADE          DRILL        FROM          TO    INTERVAL       GRADE
        HOLE   (METRES)    (METRES)    (METRES)    (G/T AU)           HOLE    (METRES)    (METRES)    (METRES)    (G/T AU)
------------------------------------------------------------    ------------------------------------------------------------
      CL-018      56.46       62.46        6.00        1.28         CL-021      176.29      185.29        9.00        1.87
                  68.46       71.46        3.00        2.85                     277.16      297.19       20.03        2.73
                  78.96       80.46        1.50        2.87                     318.20      321.20        3.00        1.54
                  98.46       99.96        1.50        1.44     ------------------------------------------------------------
------------------------------------------------------------        CL-022       17.35       24.85        7.50        3.57
      CL-019      65.43       78.93       13.50        6.17                     191.03      225.26       34.23        1.84
                  93.93      107.43        1.50        6.14                     339.62      341.12        1.50        5.02
                 155.42      156.96        1.54        1.05                     349.00      350.50        1.50        1.65
                 204.96      206.46        1.50        1.35                     380.50      382.00        1.50        2.36
------------------------------------------------------------    ------------------------------------------------------------
      CL-020     101.12      108.21        7.09        1.68         CL-023      281.46      298.79       17.33        1.31
                 266.59      269.13        2.54        1.07                     386.53      393.54        7.01        2.23
                 280.40      282.05        1.65        2.76     ------------------------------------------------------------
                 287.17      291.05        3.88        1.42
------------------------------------------------------------

INFILL DRILLING ON FAT DEPOSIT

Three of the 19 core holes drilled by Seabridge during the second phase were designed to test specific non-interpolated zones within the existing FAT deposit. These zones were in areas that had no historic drill intercepts, and accordingly, where modeled as waste. Two of the three holes drilled intersected gold mineralization over significant widths including:


------------------------------------------------------------    ------------------------------------------------------------
       DRILL       FROM          TO    INTERVAL       GRADE          DRILL         FROM          TO   INTERVAL       GRADE
        HOLE   (METRES)    (METRES)    (METRES)    (G/T AU)           HOLE     (METRES)    (METRES)   (METRES)    (G/T AU)
------------------------------------------------------------    ------------------------------------------------------------
      CL-025     230.70      232.20        1.50        2.68         CL-026       128.05      129.53       1.48        1.23
                 244.20      247.20        3.00        2.70                      149.98      157.06       8.58        1.44
                 254.70      262.20        7.50        2.39                      167.56      172.60       5.04        1.40
                 268.20      293.70       25.50        1.66                      213.86      214.84       0.98        3.26
                 300.87      306.00        5.13        3.11                      241.28      242.78       1.50        1.42
                 312.00      316.50        4.50        1.65                      249.00      261.40      12.40        1.67
------------------------------------------------------------                     270.57      274.40       3.83        1.22
                                                                                 299.76      300.82       1.06        3.66
                                                                                 315.75      355.23      39.48        1.44
                                                                                 385.20      389.09       3.89        3.22
                                                                ------------------------------------------------------------

Seabridge's Courageous Lake project covers 53 kilometers of the Matthews Lake Greenstone Belt which hosts the 2 kilometer long FAT deposit. The FAT deposit contains an estimated 3.18 million ounces in the measured and indicated categories (48.0 million tonnes grading 2.06 grams of gold per tonne) plus an additional estimated 4.33 million ounces in the inferred category (65.1 million tonnes grading 2.07 grams of gold per tonne).

The Company has commissioned Hatch, an independent consulting firm, to prepare a Technical Assessment of the FAT deposit. On the recommendation of Hatch, Seabridge elected to reschedule the completion of the engineering study until results from the 2004 drilling program have been incorporated and a revised resource model has been completed. Seabridge is also considering a 2005 drill program to test additional strike extensions to the FAT deposit as well as to test additional non-interpolated zones within the FAT deposit.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 8.74 million ounces of resources in the measured and indicated categories (250.1 million tonnes grading
1.09 grams of gold per tonne) plus an additional estimated 6.83 million ounces of resources in the inferred category (201.0 million tonnes grading 1.06 grams of gold per tonne). (See www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.


ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2003 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                           ON BEHALF OF THE BOARD
                                           "Rudi Fronk,"
                                           President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

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